United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 24, 2007**



Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On October 24, 2007, Hercules Incorporated announced the expansion of its Brunswick production facility.

A news release regarding this matter is furnished as an exhibit hereto and incorporated by reference herein.

EXHIBIT INDEX

Item 9.01   **Financial Statements and Exhibits.**

        (d) Exhibits.   99.1 News Release of Hercules Incorporated dated October 24, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 24, 2007   By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

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Exhibit 99.1

Hercules' Brunswick Production Facility to Be Expanded

WILMINGTON, DELAWARE, October 24, 2007…Hercules Incorporated announced that as a result of its recent acquisition of the phosphate ester surfactant (PES) business from Dexter Chemicals L.L.C., it will locate PES production at its facility in Brunswick, Georgia. The Brunswick plant, which is part of the Hercules Aqualon Group, will be expanded to accommodate the additional production. The new product line will complement the existing Specialty Resins group of products that became part of Aqualon in late 2006, once again strengthening the role of the Brunswick facility.

"Our Brunswick production facility is integral to Aqualon's growth," commented John Panichella, President of Aqualon. "In addition to the new phosphate ester surfactant business, we are expanding the capacity of wood rosin recovery to support expected growth in our specialty rosin ester business. These products go into key markets including those of Food and Beverages, Construction, Personal Care, and Adhesives. This expansion is a significant investment by Hercules and will strengthen our overall market position for the future."

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Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, ability to execute productivity improvements and reduce costs, ability to execute and integrate acquisitions, business climate, business performance, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, risks in developing new market opportunities, and ability to strengthen market position. Accordingly, there can be no assurance that the Company will meet future results, performance or achievement, or continue the repurchase program or the payment of dividends, expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in reports filed by the Company with the Securities and Exchange Commission. The words or phrases "will likely result," "should," "are expected to," "will continue," "is anticipated," "expect," "estimate," "project" or similar expressions are among those which identify forward-looking statements. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contacts: David Pekala   (630) 841-9534
                        John S. Riley   (302) 594-6025